Exhibit 4.2

Sample Marketing Agreement

Date

Dear

This letter will confirm that                 is hereby appointed as non-exclusive sales representative for Genoil for the period of time specified in this agreement. PEMEX and its subsidiaries are specifically excluded.

Genoil agrees to pay                 a 10% commission on any sales which are consummated in writing while this agreement is in effect. Said commission is based on the net selling price of equipment (after cost of equipment), licensing fees, royalties or direct sale of technologies. Products will include the Genoil upgrader, sand tank cleaner, and separator. This agreement will be in effect for 180 days from                   . The agreement will be self-renewing every 30 days as long as                    has demonstrated that regular progress is being made towards the finalization of a contract which shall be determined solely in Genoil’s discretion. Should                 fail to communicate and demonstrate regular progress at any time, then Genoil may give 30 days notice and terminate the agreement in its sole discretion. Genoil reserves the right to limit countries that                 can sell to, but will honour any existing sales contracts which are consummated in writing in the countries that are excluded.

Genoil will provide marketing support such as literature, technical data, and visits to Genoil facilities in order to facilitate sales. Upon request,                    will be required to have confidentiality agreements signed by customers should they require in-depth technical review of the Genoil Technologies.

Thank your for your attention.

For Genoil Inc.:

Tom Bugg	Name